Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

June 6, 2013

Via EDGAR and United Parcel Service

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ShengdaTech Liquidating Trust

Registration Statement on Form 10-12G

Filed April 30, 2013

File No. 000-549454

Dear Ms. Long:

On behalf of ShengdaTech Liquidating Trust (the “Trust”), which was established pursuant to the First Amended Chapter 11 Plan of Reorganization, as Modified (the “Plan”), dated as of August 30, 2012, of ShengdaTech, Inc. (“SDTH” or the “Debtor”), which was confirmed by order (the “Confirmation Order”) of the United States Bankruptcy Court for the District of Nevada (the “Bankruptcy Court”), we are responding to the comments in the letter from the Staff dated May 24, 2013 relating to the Trust’s Registration Statement on Form 10-12G filed on April 30, 2013. We are including a courtesy marked copy of the Trust’s Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”) indicating the changes made thereon from the initial Registration Statement on Form 10-12G filed with the Commission. The responses below have been numbered to correspond with the comments in your May 24, 2013 letter.

General

1.	Please consider the updating requirements of Rule 8-08 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10.

Trust Response to Comment 1:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 in accordance with Rule 8-08 of Regulation S-X.

Securities and Exchange Commission

Division of Corporate Finance

June 6, 2013

2.	We note that on the cover page of the Form 10 you identify the State of Nevada as the jurisdiction of organization of the liquidating trust. Since you have not filed a certificate of formation/organization for the trust, it would appear that the trust is an unincorporated entity. Please advise.

Trust Response to Comment 2:

The Trust respectfully informs the Staff that a liquidating trust created under Nevada law is not required to be incorporated.

Item 1. Business, page 3

Operations and Management, page 4

3.	At the end of the sixth paragraph, please include a cross-reference to the section of the filing where you discuss the various types of claims.

Trust Response to Comment 3:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to include the requested cross reference.

Specific Duties and Responsibilities, page 4

4.	Refer to the disclosure in the middle of page six. You state, among other things, that a Liquidating Trustee Advisory Board Member may be removed for cause. To the extent possible, please expand your disclosure to define what may constitute “cause.”

Trust Response to Comment 4:

The Trust respectfully informs the Staff that the term “cause” is not defined in the Liquidating Trust Agreement. We have revised Amendment No. 1 to include this additional information.

B. Claims and Equity Interests, page 7

5.	Please supplement your disclosure by including a brief description of the different Classes of Claims and Equity Interests, identifying also the main differences among the various classes.

Trust Response to Comment 5:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to include a brief description of the different Classes of Claims and Equity Interests, and the main differences among the various claims.

Securities and Exchange Commission

Division of Corporate Finance

June 6, 2013

6.	Refer to your disclosure in the second paragraph. Since the holders of Claims in Classes 4, 5 and 6 may receive Trust Interest solely upon the determination of the Liquidating Trustee (following approval by the Liquidating Trust Advisory Board), please consider revising disclosure stating that the holders of claims in these classes were “entitled” to Trust Interests to reflect instead the discretionary nature of these holders’ interests. To the extent known, please disclose the likelihood that the holders of Claims in Classes 4, 5 and 6 may receive any Trust Interests.

Trust Response to Comment 6:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to reflect the comment above. At this time, the Trust cannot predict whether Classes 4, 5 or 6 will be issued Trust Interests.

Item 6. Executive Compensation, page 10

7.	Please disclose Mr. Kang’s hourly rate under the Liquidating Trust Agreement and the hourly rates that A&M individuals are entitled to receive.

Trust Response to Comment 7:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to include the requested information. Mr. Kang is compensated at $695 per hour. Other A&M individuals are compensated at the rates set forth in the following table:

Job Title	Hourly Rates
Managing Director	$650 – $850
Director	$450 – $650
Associate	$350 – $450
Analyst	$250 – $350

8.	Please disclose the amount of compensation that the Trust Advisory Board members are entitled to receive for their participation as members. Please confirm to us that the Trust Advisory Board members’ election to forgo any compensation eliminates any current or future obligations you may have to pay such compensation. Otherwise, please disclose these compensation obligations accordingly.

Trust Response to Comment 8:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to include the requested information. The Liquidating Trust Advisory Board Members presently have agreed to forgo any compensation for their participation on the Liquidating Trust Advisory Board. Therefore, the Liquidating Trust Advisory Board Members are not owed any compensation at this time. Notwithstanding the foregoing, the Liquidating Trust Advisory Board Members may vote, in the future, to receive compensation in the future and are entitled to such compensation under the Trust Agreement. The Trust Agreement does not establish the amount of compensation to be paid to Liquidating Trust Advisory Board Members.

Securities and Exchange Commission

Division of Corporate Finance

June 6, 2013

Item 15. Financial Statements and Exhibits, page 14

Exhibits, page 15

9.	It appears that the exhibits to the Order Confirming First Amended Chapter 11 Plan of Reorganization (Exhibit 99.1) are missing. Please file a complete copy of this exhibit with your next amendment.

Trust Response to Comment 9:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to include copies of the exhibits to the Order Confirming First Amended Chapter 11 Plan of Reorganization.

Signatures

10.	Please ensure that the name of the liquidating trust as the signatory to this registration statement is written in full.

Trust Response to Comment 10:

The Trust respectfully informs the Staff that it has revised Amendment No. 1 to include the full name of the liquidating trust as signatory to its registration statement.

Financial Statements

11. Subsequent Events, page 8

11.	Please disclose the date through which subsequent events have been evaluated. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Trust Response to Comment 11:

The Trust respectfully informs the Staff that subsequent events have been evaluated through April 30, 2013 which is the date on which the financial statements were issued.

Securities and Exchange Commission

Division of Corporate Finance

June 6, 2013

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated May 24, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Trust’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Trust’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee Mark C Lee Shareholder

Enclosures

Securities and Exchange Commission

Division of Corporate Finance

June 6, 2013

ACKNOWLEDGEMENT

In connection with ShengdaTech Liquidating Trust’s (the “Trust”) letter dated June6 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ShengdaTech Liqudiating Trust

/s/ Michael Kang

Michael Kang, Trustee